January 29, 2009

VIA EDGAR CORRESPONDENCE
Mr. Russell Mancuso
Branch Chief
Securities and Exchange Commission
100 F Street, NE, Mail Stop 6010
Washington, DC 20549

Re:	Lantis Laser Inc.
Amendment No. 9 to Registration Statement
on Form SB-2 on Form S-1/A
Filed January 29, 2009
File No. 333-146331

Dear Mr. Mancuso:

Pursuant to your comment letter dated January 9, 2009 and your subsequent telephone conversations of January 13, 2009 and January 15, 2009 with our legal counsel, we have addressed your comments by reproducing below each comment and providing our response immediately thereafter.

Recent Sales of Unregistered Securities, page II-2

1.
We note your response to prior comment 1; however, we are unable to agree that the holding period for purposes of Rule 144 began while you took the position that the shares were not validly issued. Rather, the holding period began on the date of the settlement agreement. Please revise as necessary.

While we do not necessarily agree, we will acquiesce to the Staff’s position that for purposes of Rule 144 the holding period for the shares held by DC Consulting and VAR Growth and its affiliates began when the settlement agreements were reached in November 2008. Accordingly, assuming that we will have been subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act for at least 90 days (i.e., 90 days from the effective time) prior to those shares having been held for six months or twelve months after the settlement agreements were reached, those shares will become eligible for resale under Rule 144 when they been held for at least six months after the settlement agreements were reached.

2.
We note your response to prior comment 2; however, it remains unclear how you conclude that the fact that you have agreed to remove restrictions on specific dates related to a number of shares that represents a multiple of the trading volume of your securities does not amount to required risk factor disclosure. Therefore, we reissue the comment.

We have revised the risk factor on page 11 in response to this comment.

Mr. Russell Mancuso
Securities and Exchange Commission
January 29, 2009

Exhibits

3.
Please expand your response to prior comment 3 to provide us the support for your conclusion that it is in the normal course of business for a company like yours to enter into multiple agreements for stock promotion activities like the ones you entered. Also, it remains unclear why you believe investors are not entitled to information in the settlement agreements, such as the specific dates on which you have agreed to remove the restrictions on a number of shares that represents a multiple of the trading volume of your securities; therefore, we also reissue the related portion of prior comment 3. See Rule 408.

We have included the consulting agreements with the current Registration Statement amendment as Exhibits 10.17 and 10.18 and disclosed on page 23 the material terms of the consulting agreements as well as the additional restrictions upon the timing of resales agreed upon under the settlement agreements. Our revisions to the risk factor on page 11 are also responsive to this comment.

* * *

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Seyfarth Shaw LLP, at (202) 828-5360. If you cannot reach him, please call me at (203) 300-7622.

Very truly yours,

/s/ Stanley B. Baron
Stanley B. Baron

cc:	Ernest M. Stern, Esq.
Daniel J. MacTough, Esq.